Exhibit A

THE MEMBERSHIP UNITS OF THE GREG MILLER PROJECT, LLC, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBERSHIP INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED, OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (A) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS, AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (B) THE TERMS AND CONDITIONS OF THIS OPERATING AGREEMENT. SUCH MEMBERSHIP UNITS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS OPERATING AGREEMENT. THEREFORE, PURCHASERS OF SUCH MEMBERSHIP UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

OPERATING AGREEMENT OF THE GREG MILLER PROJECT

This OPERATING AGREEMENT ("**Agreement**") is made this 20ᵗʰ day of July, 2018, by Gregory D. Miller (the "**Member**"). In consideration of the foregoing and the mutual promises and agreements set forth below, the Member agrees as follows:

RECITALS

A.   The undersigned constitute all of the current Members of the Company.

B.   The undersigned desires to enter into this Agreement, which is intended to constitute an operating agreement within the meaning of Minnesota Statutes Section 322C.0102, subdivision 17.

AGREEMENTS, TERMS AND CONDITIONS

ARTICLE ONE
DEFINITIONS

The terms defined in this Article (except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) will, for purposes of this Agreement, have meanings set forth on Exhibit A.

ARTICLE TWO
NAME; FORMATION; PURPOSE

2.1   **Name.** The name of the Company is "The Greg Miller Project, LLC."

2.2   **Formation of Limited Liability Company; Status as Member-Managed.** The Company has been organized as a limited liability company under the Act. It is intended that the Company be a member-managed limited liability company as defined in the Act and more fully set forth in Article 3, below. The rights and liabilities of the Members and other agents of the Company will be as provided in the Act, except as otherwise expressly provided herein or in the Articles of Organization.

2.3   **Members' Names and Addresses.** The names and addresses of the Members as of the date of this Agreement are as set forth on Exhibit B.

2.4   **Offices.** The registered office of the limited liability company will be located within the State of Minnesota as set forth in the Articles of Organization, as the same may be amended from time-to-time. The Company's registered office as of the date of this Agreement is located at 21 First Street SW, Suite 300, Rochester, MN 55902. The registered office need not be identical with the principal executive office of the limited liability company and may be changed from time to time by the Member. The Company's principal executive office will be located at 3820 North Broadway Avenue, Rochester, MN 55906, or such other place as the Voting Members may from time to time determine. The Company may maintain such other offices at such other places as the Voting Members deem advisable.

2.5   **Purposes.** The Company is formed for general business purposes consistent with the Act. Initially, the Company will operate a theater and provide such services and products related and incidental thereto.

2.6   **Term.** Unless otherwise stated in the Articles of Organization or unless the Company is dissolved earlier in accordance with law, the period of existence of the Company is perpetual.

2.7   **Title to Company Property.** All property owned by the Company, whether real or personal, tangible or intangible, will be deemed to be owned by the Company as an entity, and no Unitholder, individually, will have any separate ownership interest in any such property.

ARTICLE THREE
MANAGEMENT; OFFICERS; COMMITTEES

3.1   **Member Management**. The management and conduct of the Company shall be vested in the Voting Members. In accordance with the Section 322C.0407 Subd. 2 of the Act, the Voting Members will have the authority to bind the Company and will have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Minnesota. Unless otherwise required by law, the Articles of Organization, or another specific provision of this Agreement, in all matters on which a vote of Voting Members is required or otherwise provided for, each Voting Member will have one (1) vote for each Governance Rights Unit held by such Voting Member.

3.2   **Officers.** The Voting Members will have the authority to elect or appoint individual persons as "Officers" to be agents and representatives of the Company and to delegate to any such person all or any of its powers pursuant to this Agreement. Any delegation pursuant to this Section 3.2 may be revoked at any time by the Voting Members. The following named persons shall hold the offices set forth next to their names, with the duties and responsibilities set forth on Schedule 3.2. The initial Officer will be:

Gregory D. Miller   President/Secretary/Treasurer

3.3   **Compensation and Other Payments to Members and Officers**. The compensation, if any, of Officers and agents shall be fixed by the Voting Members.

3.4   **Further Delegation.** Unless prohibited by a resolution adopted by the Voting Members, any Officer elected or appointed by the Members may delegate in writing some or all of the duties and powers of such person's office to other persons.

3.5   **Term; Removal; Vacancies.** Each Officer will hold office until a successor has been appointed by the Voting Members, or until such Officer's prior death, resignation, or removal from office. Any Officer or agent elected or appointed by the Members will hold office at the pleasure of the Voting Members and may be removed, with or without cause, at any time by the Voting Members, subject to the terms of this Agreement. Any vacancy in an office of the Company may be filled by action of the Voting Members.

3.6   **No Employment Rights**. This Agreement does not, and is not intended to, confer upon any Member or any Officer any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Member or any Officer.

3.7   **Advisory Committees**. The Voting Members may, but are under no obligation to, establish one or more Advisory Committee. The Voting Members may appoint Advisory Commissioners to serve on an Advisory Committee. Advisory Committees and the Advisory Commissioners shall serve to advise and consult with Company, the Voting Members or the Officer on such matters determined by the Voting Members. Notwithstanding anything in this Agreement to the contrary, an Advisory Committee shall not have any right, power, or authority to act for or on behalf of or to bind or obligate the Company. All matters related to such Advisory Committees and Advisory Commissioners, including, without limitation, length of terms, number of Advisory Commissioners and meeting dates, time and rules, shall be set by the Voting Members from time-to-time.

3.8   **Reimbursement of Expenses**. The Company will pay all costs and expenses associated with the Company business, and will reimburse the Members, Officers and Advisory Commissioners for the actual costs incurred for goods, materials, and services used by or for the Company. Except to the extent otherwise provided for herein, and except for items generally constituting Members' overhead, the Company will pay all costs and expenses associated with the Company business, and will reimburse the Members for the actual costs incurred for goods, materials, and services used by or for the Company.

3.9   **Indemnification and Liability of Members and Officers**. The Company shall indemnify and advance expenses to the Members, the Officers, Advisory Commissioners and other persons acting in their "official capacity" (as defined in Section 322C.0408 of the Act) with respect to "proceedings" (as defined in Section 322C.0408 of the Act) to the fullest extent required by Section 322C.0408 of the Act for actions thereafter; other than for: (a) breach of the duty of loyalty in contravention of this Agreement; (b) a financial benefit received by a Member or officer to which the Member or officer is not entitled; (c) a breach of a duty under Section 322C.0406 of the Act; (d) intentional infliction of harm on the Company or a member; or (e) an intentional violation of criminal law. If the Act is hereafter amended to authorize the further elimination or limitation of the liability of the Members then, without requiring any action by the members, the liability of the members, officers and other persons acting in their official capacity shall be further limited to the fullest extent permitted by the amended Act. Any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of a member or officer existing at the time of such repeal or modification.

ARTICLE FOUR
MEMBERSHIP INTERESTS

4.1   **Classes of Membership**. A Member's interest in the Company constitutes such Member's Membership Interest. Membership Interests are separated into Financial Rights and Governance Rights. Membership Interests shall be represented by Units. Financial Rights shall be represented by Financial Rights Units. Governance Rights shall be represented by Governance Rights Units. The Membership Interests of the Company are divided into four (4) series of Units: (i) Class A Units, (ii) Class B Units, (iii) Class C Units, and (iv) Class D Units. The Company has issued to each Member the number and series of Units set forth opposite the Member's name on attached Exhibit B. The Units shall have the rights and preferences set forth below.

(a)   *Class A Units*. Class A Units shall consist of both Financial Rights and Governance Rights. Class A Unit holders shall be the sole Voting Members. Only Class A Unit holders shall have Governance Rights and hold Governance Rights Units. Class A Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof.

(b)   *Class B Units*. Class B Units shall consist of only Financial Rights. Class B Unit holders shall have no governance rights whatsoever, except as reserved herein. Class B Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof. Any time after January 1, 2024, Class B Unit holders shall have the right, at their option, to convert their Class B Units into Class A Units at the conversion rate of one-to-one (1:1), or at the conversion rate then in place. If a Class B Unit holder decides to exercise such conversion right, he or she shall follow the procedure provided for in Section 4.4 of this Agreement.

(c)   *Class C Units*. Class C Units shall consist of only Financial Rights. Class C Unit holders shall have no governance rights whatsoever, except as reserved herein. Class C Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof.

(d)   *Class D Units.* Class D Units shall consist of only Financial Rights. Class D Unit holders shall have no governance rights whatsoever, except as reserved herein. Class D Unit holders shall be entitled to allocations and distributions as provided in Article Six, hereof. Class D Unit holders will not make Capital Contributions to the Company.

4.2.   **No Preemptive Rights**. Members shall have no preemptive rights.

4.3.   **Schedule of Members; Member Interests Certificated**. The Company shall maintain a Schedule of Members, which shall include the names of the Members, their mailing addresses and the number and series of Units held by each of them, and their respective Percentage Interests. A copy of such schedule of Members as of the date hereof is attached as Exhibit B. Upon any Transfer, issuance, or redemption of any Unit made in accordance with this Agreement, the Company shall amend Exhibit B to reflect such Transfer, issuance, or redemption of Units and the adjusted Units and Percentage Interests of the Members. Membership Interests shall be certificated in substantially the form provided for in Exhibit C (a "Security Certificate").

4.4.   **Conversion Method for Class B Unit Holders**. Following such time as a Class B Unit holder obtains the right to convert his or her Class B Units to Class A Units, as provided for in Section 4.1(b) of this Agreement, a Class B Unit holder may convert some or all of such Class B Units into Class A Units at the conversion rate of one-to-one (1:1), or at the conversion rate then in place, by providing written notice thereof to the President and Treasurer of the Company as provided in Section 11.11 of this Agreement. Such notice shall include, at a minimum, the Class B Unit holder's name and the number of Units that the Class B Unit holder elects to so convert. The Class B Unit holder shall also provide with this written request any Security Certificates representing the current number of Class B Units held by the Class B Unit holder. Within fourteen (14) business days of its receipt of such written request, the Company shall issue a Security Certificate representing the number of Class A Units the Class B Unit holder requested and a Security Certificate representing the number of Class B Units the Class B Unit holder retains, if any. Conversion of Class B Units to Class A Units shall not be considered a transfer and therefore is not a "Triggering Event" as defined in Section 8.3(a) of this Agreement.

ARTICLE FIVE
CAPITAL CONTRIBUTIONS

5.1   **Initial Capital Contributions.** Each Member's initial Capital Contribution is as set forth on Exhibit B, which is attached hereto and made a part of this Agreement, for which such Member will receive the number of Units set forth on Exhibit B.

5.2   **Capital Accounts.** The Company will maintain a separate Capital Account for each Unitholder. The Capital Account for each Member will be increased by such Unitholder's Capital Contributions and decreased by Distributions made to such Member. Each Member's Capital Account also will be increased or decreased, as the case may be, to account for profits and losses (and items thereof required to be taken into account by applicable Treasury

Regulations) that are allocated to such Member. The Members' Capital Accounts will also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1 (b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation §§ 1.704- 1 (b)(2)(iv) and 1.704-1 (b)(4), including adjustments to reflect the allocations to the Unitholders of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treasury Regulation § 1.704-1(b)(2)(iv)(g). As a consequence, the Members' Capital Accounts will be increased or decreased to reflect a revaluation of the Company's property on its books, based on the fair market value of the Company's property on the date of adjustment, immediately prior to (A) the contribution of money or other property to the Company by a new or existing Member as consideration for an additional Membership Interest, (B) the distribution of money or other property by the Company to a Member as consideration for a Membership Interest, (C) the liquidation of the Company. The Members' Capital Accounts will be further adjusted as appropriate to reflect the Members' Membership Interests upon the exercise of any option or conversion right by which a Member acquires, or changes the nature and rights of, a Membership Interest.

5.3 **Additional Capital Contributions**. No additional Capital Contributions are presently contemplated. No Member will be required to make any Capital Contribution in excess of such Member's initial Capital Contribution.

5.4 **No Right to Return of Capital Contribution.** No Member has the right to withdraw or to demand the return of all or any part of the Capital Contribution attributable to such Member's Membership Interest, except as otherwise expressly provided herein. The Company will not be liable to Members for repayment of Capital Contributions.

5.5 **Loans to Company.** Subject to any other restrictions contained herein, the Company may borrow money from one or more Member at such interest rate or rates and upon such other terms as are agreed upon by the Company and the lending Member; provided that the interest rate on any such loans may not exceed the rate that would apply to Company borrowing on similar terms from recognized banks or financial institutions.

5.6 **No Interest on Contributions.** No interest will be paid to any Member on Capital Contributions.


Article Six
Allocations of Profits and Losses; Distributions


6.1. **Allocations of Profit and Losses**. Except as this Agreement otherwise provides or as prohibited in any loan agreement, mortgage, promissory note, or other financing agreement or document to which the Company is a party, the Company's net profits and net losses, and each other allocable item included in the Company's tax return for each fiscal year (or portion thereof), will be allocated between each Member, and, as the case may be, each Assignee, as follows:

(a)   *Net Profits*. Net profits for any fiscal year will be allocated to each Member (and, as the case may be, each Assignee), regardless of class, in proportion to such Member's Percentage Interest (or, as the case may be, in proportion to such Assignee's Percentage Interest).

(b)   *Net Losses*. Net losses for any fiscal year will be allocated to each Member (and, as the case may be, each Assignee), regardless of class, in proportion to such Member's Percentage Interest (or, as the case may be, in proportion to such Assignee's Percentage Interest).

For any Unit owned by more than one (1) Member (or, as the case may be, Assignee) for a given Fiscal Year, the allocation will be prorated to reflect the period of time that each Member (or, as the case may be, Assignee) owned such Unit during the Fiscal Year, unless the current and former Member (or, as the case may be, Assignee) agreed otherwise.

6.2.   **Allocations to Reflect Book/Tax Differences.** For income tax purposes, income, gain, loss, and deduction with respect to property contributed to the Company by a Member, or revalued pursuant to Treasury Regulation § 1.704-l(b)(2)(iv)(f), will be allocated among the Members in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury Regulation § 1.704-l(b)(4)(i), using such allocation method permitted by Treasury Regulations as is determined by the Voting Members. Any allocations made solely to comply with this Section 6.2 and the Code will not be reflected in Capital Account adjustments.

6.3.   **Distributions Prior to Dissolution.** The Company may in the Voting Members' sole discretion, make distributions of the Company's net profits prior to the Company's dissolution in an aggregate amount determined by the Voting Members in their sole discretion (the aggregate amount of such discretion distribution made at any given time is called the "Aggregate Distribution Amount"; and any discretionary distribution to a Member is referred to as a "Distribution"). The Aggregate Distribution Amount, if any, shall be allocated and distributed as follows:

(a)   *Initial Distributions*. The Company shall first make distributions (the "Initial Distributions") from the Aggregate Distribution Amount to the Members (and, as the case may be, Assignees) in proportion to each Member's respective Percentage Interest, provided, however, that a Member's Distribution shall not exceed the product of: (i) the net taxable income of the Company allocated to such Member (or, as the case may be, Assignee) as a result of the Company's operations or other taxable event during the fiscal year immediately preceding the Distribution; *multiplied by* (ii) thirty (30%) percent.

(b)   *Remaining Distributions*. After the Initial Distributions set forth in Section 6.3.(a), above, the remaining Aggregate Distribution Amount, if any (the "Remaining Distribution Amount"), shall be distributed as follows:

(1)   *Preferred Distributions.* The Company shall distribute the Remaining Distribution Amount, or, as set forth in this Section 6.3.(b)(1), a portion

of the Remaining Distribution Amount, to the Members (or as the case may be, Assignees) of Class D Units in proportion to their Class D Percentage Interest (each a "Preferred Distribution," and, collectively, the "Preferred Distributions"). If there are no Class D Units issued and outstanding, then there shall be no Preferred Distributions under this Section 6.3.(b)(1) and the Remaining Distribution Amount shall be distributed pursuant to Section 6.3.(b)(2), below. The Preferred Distributions, if any, are subject to the additional following restrictions:

(i)   No Member holding Class D Units is entitled to a Preferred Distribution unless such Member is personally guaranteeing a debt of the Company and such personal guaranty has not been terminated by lender or, as the case may be, holder of the debt or such Member's obligations released by lender or, as the case may be, holder of the debt, whether such termination or release is in writing, pursuant to the terms of the instrument securing the Member's personal guaranty or by operation of law, as reasonably determined by the Voting Members;

(ii)   No Member holding Class D Units is entitled to a Preferred Distribution if the aggregate Preferred Distributions made to such Member holding Class D Units equals or exceeds Five Thousand and 00/100 Dollars ($5,000.00); and,

(iii)   The aggregate amount of all Preferred Distributions at any given time shall not exceed Fifty Percent (50%) of the Remaining Distribution Amount;

Any Remaining Distribution Amount remaining after application of the Restrictions set forth in Section 6.3.(b)(i), (ii) and (iii), shall be distributed pursuant to Section 6.3.(b)(2), below.

(2)   *Non-Preferred Distributions*. Any Remaining Distribution Amount remaining after distribution under Section 6.3.(b)(1), above, shall be distributed by the Company to the Members (and, as the case may be, Assignees) in proportion to such Members' respective Percentage Interest (collectively, the "Non-Preferred Distributions"). For the purposes of clarification, any Non-Preferred Distributions shall be made to the Members (and, as the case may be, Assignees) regardless of the class of Units any individual Member (and, as the case may be, Assignee) holds, this includes Class D Units.

6.4   **Distributions Upon Dissolution and Winding Up.** At the time of the dissolution and winding up of the Company, following the allocation of all net income and net losses and the payment of all Company obligations, the remaining assets will be distributed to the Members and, as the case may be, Assignees, in accordance with Section 9.2.

6.5   **No Distribution by Reason of Withdrawal.** Neither withdrawal from the Company, Transfer of any Membership Interest, nor demand for the return of capital will entitle any owner of a Membership Interest to receive any distribution from the Company.

6.6   **Distributions in Kind.** No Member (or, as the case may be, Assignee) has any right to demand or receive a distribution from the Company in any form other than cash, nor may any Member (or, as the case may be, Assignee) be compelled to accept any distribution of property in kind except under circumstances where all Unitholders receive undivided interests in property or substantially equivalent interests in property on the basis of their Capital Accounts. If there is a Distribution of property in kind, such property will be assumed to have been sold at its fair market value at the time of the distribution, and the resulting gain or loss will be allocated among the Members (and, as the case may be, Assignees) in the manner set forth in Section 6.1, and their Capital Accounts will be adjusted accordingly.


ARTICLE SEVEN
BOOKS AND RECORDS; TAX MATTERS


7.1   **Tax Characterization.** The Members intend that the Company be treated as a "partnership" for tax purposes.

7.2   **Accounting Method and Fiscal Year.** The Company will keep its accounting records and will report its income for income tax purposes on the accrual method of accounting. "Fiscal Year" of the Company shall begin on January 1 and end on December 31, and may be modified from time-to-time as determined by the Voting Members at their discretion.

7.3   **Books and Records.** The Company's books and accounting records and all other papers, records, and documents relating to the Company's affairs will be kept at the Company's principal executive office or such other place as the Voting Members may determine. In addition to any other books and records of the Company, the Company will maintain the following:

(a)   a current list of the full name and last-known address of each Member, any Member, and the president of the Company;

(b)   a current list of the full name and last-known address of each Assignee of financial rights of a Member (other than a secured party), and a description of the rights assigned;

(c)   a copy of the Articles of Organization of the Company and all amendments thereto;

(d)   a copy of any currently effective written Operating Agreement of the Company;

(e)   copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent Fiscal Years; and

(f)   copies of the Company's financial statements (including at least a balance sheet as at the end of each Fiscal Year and an income statement for each Fiscal Year);

Each Member, or its designated representative, will at all reasonable times have access to and may inspect and copy any of such items during normal business hours; provided, however, that such information contained in these or other Company items must remain confidential and not disclosed to any other person without Company's express written consent.

7.4   **Annual Financial Statements.** Within ninety (90) days after the close of each fiscal year, annual financial statements for the Company, including statements of assets and liabilities, income statements, and such other statements as are commonly included in financial statements, or as may be requested by the Members, will be prepared and upon a Member's request, shall be delivered to such requesting Member.

7.5   **Tax Returns.** As soon as possible following the close of each year of the Company during which there are sufficient Members to treat the Company as a partnership, the Member will cause the partnership income tax return for the Company to be prepared. In addition, within ninety (90) days after the end of each such fiscal year, or as soon thereafter as possible, or such later time as the Member may determine, the Company will cause to be delivered to each Person who was a Member and was taxed as a "partner" for federal income tax purposes at any time during such fiscal year a Schedule K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain, loss, and credits for such fiscal year for federal or state income tax purposes.

7.6   **Tax Elections.** In the sole discretion of the Member, the Company may make or not make any and all tax elections deemed appropriate, including, in the event of a transfer of all or part of any Member's Company Interest, the election under Section 754 of the Code to adjust the bases of the assets of the Company.

7.7   **Tax Matters Partner.** Except as otherwise determined by the Member, Gregory D. Miller will act on behalf of the Company as the "tax matters partner" within the meaning of Section 6231 (a)(7) of the Code at all times when it is necessary for a Member of the Company to serve as "tax matters partner".

ARTICLE EIGHT
TRANSFERS OF MEMBERSHIP INTERESTS

8.1   **Transfer.** Members may Transfer of all or any part of their Membership Interests, whether Financial Rights, Governance Rights or both, only in accordance with the provisions of this Article Eight. Except as otherwise expressly provided herein, each Member and Assignee agrees that without the prior written consent of all of the other Voting Members, he, she or it will not Transfer of all or any part of his, her or its Membership Interests, whether Financial Rights, Governance Rights or both, whether voluntarily or involuntarily, without first complying with the requirements of this Article Eight. Any Member or Assignee who breaches any provision of this Agreement, including the provisions of this Article Eight, shall be liable to the Company for any damages caused thereby. No purported Transfer of a Membership Interest, whether Financial Rights, Governance Rights or both, in violation of this Article Eight shall be valid or effective, and the Company may refuse to recognize any such purported Transfer for any purpose. Similarly, Assignees of Financial Rights or Financial Rights Units may make an Transfer of all or any part of their Financial Rights and/or Financial Rights Units only in accordance with the provisions of this Article Eight. A Transfer of all or any part of a Member's Membership Interests, whether Financial Rights, Governance Rights or both, (or, as the case may be, an Assignee's Financial Rights or Financial Rights Units) shall not dissolve the Company.

8.2 **Transfer Restrictions as to Class A Units**. A Member may only transfer Class A Units if a majority of the Class A Unit holders approve of the transfer. The transfer shall be on such terms as the Class A Unit holders approve by affirmative majority vote.

8.3 **Transfer Restrictions as to Class B, C and D Units**. This Section 8.3 shall govern the transfer of Class B, Class C and Class D Units.

(a) *Triggering Events*. Upon the occurrence of any of Triggering Event (defined in this Section 8.3.(a)), the affected Member or Assignee or his, her or its legal representative(s) as the case may be (each a "Seller"), shall be deemed to have made an offer to sell such Seller's Membership Interests, or, as the case may be Financial Rights, to the Company on the terms and conditions set forth in this Section 8.3. The following events and occurrences shall constitute "Triggering Events":

(1) The proposed voluntary Transfer of all or any part of the Seller's Membership Interest, or, as the case may be Financial Rights. Notwithstanding the foregoing, conversion of Class B Units to Class A Units as provided for in Article Four of this agreement shall not be regarded as a "voluntary Transfer" of all or any part of the Seller's Membership Interest;

(2) The appointment by a court of competent jurisdiction of a receiver, trustee, guardian or assignee for the Seller or his, her or its property, if the appointment is not dismissed within sixty (60) days;

(3) The Seller has become insolvent, made an assignment for the benefit of creditors or voluntarily initiated or had involuntarily initiated against him, her or it any act, process or proceeding under any insolvency, bankruptcy or similar law providing for relief of debtors (provided that the filing of an involuntary petition in bankruptcy against the Seller shall not give the Company's option to purchase all or any part of the Seller's Membership Interest, or, as the case may be Financial Rights, if the petition is dismissed within sixty (60) days of filing);

(4) The institution of an attachment or other proceeding involving all or any part of the Seller's Membership Interests, or, as the case may be Financial

Rights, if not dismissed within sixty (60) days;

(5) The voluntary or involuntary dissolution and/or liquidation of the Seller;

(6) The occurrence of an event that terminates the continued membership of the Seller in the Company, including the events enumerated in Section 322C.0602 the Act;

(7) The occurrence of any other event which would result in the voluntary or involuntary Transfer of the Seller's Membership Interests, or, as the case may be Financial Rights, by operation of law or otherwise, including without limitation, marital dissolution;

(8) Death of the Seller.

(b) *Seller Notice.* Upon the occurrence of a Triggering Event, the Seller shall promptly advise the Company in writing of the occurrence of such Triggering Event, which notice shall include (the "Seller Notice"): (a) the nature of the Triggering Event; (b) the date the Triggering Event occurred; and (c) in the case of the proposed voluntary Transfer under Section 8.3.(a)(1), above, the terms and conditions of the proposed voluntary Transfer including, without limitation, the name of the proposed buyer, the purchase price and terms of purchase, proposed date of closing and any contingencies to the proposed voluntary Transfer.

(c) *Affected Membership Interests.* Upon the occurrence of an event described in Subsection 8.3(a)(1), only the Membership Interest, or, as the case may be Financial Rights, proposed to be voluntarily transferred, shall be subject to the options to purchase contained in this Section 8.3. Upon the occurrence of an event described in Subsections 8.3(a)(2) through 8.3(a)(8) hereof, all of the Membership Interest, or, as the case may be Financial Rights, then owned by the Seller shall be subject to the options to purchase contained in this Section 8.3.

(d) *Company Option to Purchase.* Company, by affirmative vote of a majority of the Voting Members, may elect to purchase some or all of the Seller's Membership Interests, or as the case may be, Financial Rights. The Company's right to purchase some or all of the Seller's Membership Interests, or as the case may be, Financial Right is known as the "Company Option". The Seller's Membership Interests, or as the case may be, Financial Rights subject to the Company Option is referred to as the "Option Interest." The Company shall notify the Seller of the Company's election to exercise the Company Option (the "Company Notice"). The Company shall provide such Company Notice to the Seller at Seller's last known address as follows: (a) within thirty (30) days of Company's receipt of the Seller Notice; (b) in the event of the death of the Seller, within the later of (i) thirty (30) days after the appointment of a personal representative of the deceased Seller's estate, and (ii) thirty (30) days of Company's receipt of the Seller Notice; and (d) in the case of marital dissolution, within the later of (i) thirty (30) days of the Company's actual knowledge of the filing of a marital dissolution proceeding, and (ii) thirty (30) days of Company's receipt of the Seller Notice.

(e)   *Purchase Price.* The "Purchase Price" for any Option Interest, purchased by the Company through the Company Option shall be determined as follows:

(1)   In the event of a proposed voluntary sale under Section 8.3.(a)(1), above, the Purchase Price for the Option Interest shall equal, at the Company's election and discretion, (i) the proposed purchase price of the proposed voluntary sale as set forth in the Seller Notice; or (ii) the book value of the Capital Account associated with such Option Interest as determined by the Company's accountants through application of generally accepted accounting principles, consistently applied, which determination shall be conclusive, final and binding on all parties, absent fraud or manifest error, subject to adjustment under Section 8.3.(e)(3), below. Notwithstanding the foregoing, in the event the proposed voluntary sale giving rise to the Company Option occurred within three (3) years of the Seller's acquisition of the Membership Interest, or as the case may be, Financial Rights, subject to the Company Option the Purchase Price for the Option Interest shall be equal to such book value multiplied by seventy percent (70%).

(2)   For Triggering Events under Section 8.3.(a)(2), (3), (4), (5), (6), (7) or (8) above, the Purchase Price for the Option Interest shall equal the book value of the Capital Account associated with such Option Interest, as determined by the Company's accountants through application of generally accepted accounting principles, consistently applied, which determination shall be conclusive, final and binding on all parties, absent fraud or manifest error. Notwithstanding the forgoing, upon the occurrence of a Triggering Event giving to the Company Option under Section 8.3.(a)(2), (3), (4), (5), (6) or (7), above, the Purchase Price for such Redemption shall be equal to such book value multiplied by seventy percent (70%).

(f)   *Closing; Payment of Purchase Price.* Upon the Company's election to exercise the Company Option, closing on the Company's purchase of the Option Interest shall be held at the office of the Company, or such other location determined by the Company, no later of thirty (30) days after the date on which the Company provided Seller with the Company Notice. At the closing, the Seller shall execute all commercially reasonable documents and instruments requested by the Company for the purpose of confirming or evidencing the transfer of the Option Interest. The Company shall pay the purchase price in the following manner:

(1)   The Company shall offset against the purchase price any amount due it from the Seller, including the amount of any damages suffered by the Company as a result of any breach of this Agreement by the Seller.

(2) In the event at least ten (10%) percent of the total purchase price is not paid in accordance with the preceding Section 8.3.(f)(1), then the Company shall pay cash in an amount sufficient to bring the amounts paid by the Company, including offsets under Section 8.3.,(f)(1), up to ten (10%) percent of the total purchase price.

(3) The remaining balance of the Purchase Price, if any, shall be evidenced by a promissory note, issued by the Company payable to Seller in the form and substance of the attached Exhibit D (the "Promissory Note"). The Promissory Note's unpaid principal balance shall bear interest at the rate of three (3%) percent per annum, and accrued interest and principal thereon shall be payable in ten (10) equal semiannual installments, amortized over five (5) years, with the first payment commencing six (6) months after the closing date and continuing every six (6) months thereafter until paid in full. Said Promissory Note shall provide for prepayment without penalty. There shall be no additional security extended by the Company.

(g) *Assignees.* Except as otherwise provided herein, in the event that the Company does not purchase the Seller's entire Option Interest pursuant to this Section 8.3, the Seller may Transfer of all (but not less than all) of the Option Interest not purchased by the Company and the Company shall recognize the Assignee as the holder of such Option Interest if and only if:

(1) the Seller and Assignee execute, acknowledge and deliver to the Company instruments of assignment and such other commercially reasonable documents requested by the Company all in form and substance satisfactory to the legal counsel for the Company;

(2) the Seller provides the Company, at the Seller's expense, with an opinion of counsel, satisfactory in form and substance to legal counsel for the Company, to the effect that such Transfer will not result in the termination of the Company within the meaning of Section 708(b) of the Internal Revenue Code or in a change in its tax status as a partnership under the Internal Revenue Code or other applicable law;

(3) the Seller and/or the Assignee pay(s) the Company a transfer fee in an amount sufficient to cover all reasonable expenses incurred by the Company in connection with such Transfer, including, but not limited to, attorneys' fees and other legal expenses; and

(4) the Seller provides the Company with such commercially reasonable assurances the Company requests, including, at the Seller's expense, an opinion of counsel satisfactory in form and substance to legal counsel for the Company to the effect that such Transfer complies with any applicable state and federal securities laws and regulations.

(h)   *Effective Date of Transfer.*   A Transfer of an Option Interest shall become effective as to and become binding on the Company upon compliance with the requirements of Section 8.3.(g) hereof and only after the Assignee's name, address and the nature and extent of the Transfer have been reflected in the required records of the Company.

(i)   *Effect of Transfer of Membership Interest.*   If a Transfer of an Option Interest has become effective as provided in Section 8.3.(h) hereof, the Assignee shall have Financial Rights only. However, the Assignee shall not become a Member and shall have no Governance Rights or other rights by virtue of such Transfer unless substituted as a Member pursuant to Section 8.3.(j) hereof.   Notwithstanding any provision of this Agreement to the contrary, the Company shall be entitled to treat the Seller as the absolute owner of the Option Interest and shall incur no liability by reason of distributions of cash or other property made in good faith to such assignor prior to the effective date of the Transfer under Section 8.3.(i), above.

(j)   *Substitution of Members.*   An Assignee shall have the right to be substituted as a Member if and only if:

(1)   he, she or it delivers to the Company a written notice, executed and acknowledged by him, her or it and by his, her or its Seller, requesting that he, she or it be substituted as a Member;

(2)   the Company consents in writing to such substitution, which consent may be granted or withheld in the Company's sole discretion;

(3)   the Assignee executes acknowledges and delivers to the Company an instrument in form and substance satisfactory to the Company accepting and adopting the terms, provisions, appointments and agreements set forth in this Agreement;

(4)   the instruments, assurances and opinions referred to in Sections 8.3.(g)(2) and (4) are furnished to the Company; and

(5)   the Seller and/or the Assignee pay(s) the fee identified in Section 8.3.(g)(3), above.

A person substituted as a Member shall have all the rights of a Member.

(k)   *Other Limitations.*   In addition to the terms, conditions and restrictions set forth in this Section 8.3, during the one (1) year period beginning when the Company issues the Class B Units or Class C Units, a Member or Assignee as the case may be, may not transfer Class B Units or Class C Units, unless, as provided by 17 C.F.R. § 227.501, such Units are transferred:

(1)　　to the Company;

(2)　　to an accredited investor, as defined in 17 C.F.R. § 230.506;

(3)　　as part of an offering registered with the U.S. Securities and Exchange Commission; or,

(4)　　to a member of the family of the Member or Assignee or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the Member or Assignee or the equivalent, or in connection with the death or divorce of the Member or Assignee or other similar circumstance.

ARTICLE NINE
DISSOLUTION; CONTINUATION

9.1　　**Dissolution Events.** The Company will continue until the occurrence of any of the following events (each a "Dissolution Event"):

(a)　　The sale or other disposition of all or substantially all of the Company's assets;

(b)　　The death, retirement, resignation, expulsion, bankruptcy, or dissolution of a Member, or the occurrence of any other event which terminates the continued membership of a Member, but in each case only if there is no other Member of the Company remaining after such termination of membership and no new Member is admitted within 90 days after the termination of the last or sole Member of the Company;

(c)　　The agreement of at least seventy-five percent (75%) of the Voting Members to dissolve and terminate the Company; or,

(d)　　The decree of a court of competent jurisdiction permitted under Section 322C.0701 of the Act.

9.2　　**Dissolution and Liquidation Procedure.** Except as otherwise provided by the Act, upon the occurrence of a Dissolution Event, no further business will be done in the name of or on behalf of the Company except insofar as may be necessary to wind up the business of the Company and distribute its assets to the Members, the Assignees or their successors in interest, and the Company will execute and file a notice of dissolution as required by the Act. Upon dissolution and termination of the Company, except as otherwise provided in any valid business continuation agreement and by applicable law, the Company's assets will be applied in the following order:

(a)　　To the payment of the debts and obligations of the Company, including, to the extent permitted by law, obligations to Members and Assignees who are creditors, if any, in the order prescribed by law;

(b) Next, to the setting up of any reserves deemed reasonably necessary by the Voting Members for any contingent or unforeseen liabilities or obligations of the Company;

(c) Next, to the Members and Assignees who are creditors, if any, for any debts and liabilities not permitted to be paid under Section 9.2(a) above; and

(d) Next, to the Members and Assignees in proportion to each Member and Assignee's Percentage Interest.

For purpose of determining the rights of a Member, or, as the case may be, Assignee, to distributions in dissolution, in the event of a distribution of property in kind, such property will be assumed to have been sold at its fair market value, with any gain or loss allocated to the Members, and, as the case may be, Assignees, in accordance with Article Four above. If a Member, or as the case may be, Assignee, is indebted to the Company, the Company will, if possible, offset such indebtedness to satisfy its obligations to said indebted Member/Assignee rather than distribute a portion of said indebtedness to the other Members, and, as the case may be, Assignees.


ARTICLE TEN
AMENDMENTS


This Agreement may be amended by a majority of the Voting Members. Notwithstanding anything to the contrary herein, any amendment that would have any of the following effects must be consented to in writing by a majority of Members: (a) to change the allocations of profits and losses of the Company, (b) an amendment to the provisions of Article 8.3, and (c) any change that may materially and adversely affect the ability of the Company to be taxed as a partnership for federal income tax purposes.


ARTICLE ELEVEN
MISCELLANEOUS


11.1 **Other Business Ventures.** Any Member, or as the case may be, Assignees, may engage in or possess an interest in other business ventures of every nature and description, whether or not competitive with the business of the Company, independently or with others; and neither the Company nor the Members, or as the case may be, Assignees, will have any right by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom. No Member will have any obligation to bring any business opportunity to the Company or to any other Member.

11.2 **No Creation of Employment or Other Rights.** Each of the Members represents that, although he or she may from time to time be an employee or be retained in some other capacity to perform services for the company, or may serve as an Officer or Member of the Company, such Member is holding the Units as investment and without any expectation under Section 322C.0408 of the Act or otherwise that the ownership of Units will entitle the Member to any rights as an employee, service provider, contractor, Officer or Member of the Company that would not exist if he or she was not a Member. Each Member further agrees that no change in his or her expectations concerning employment or retention to perform services in another capacity or participation as an Officer or Member will have a reasonable basis unless set forth in a written agreement expressly giving such Member additional rights as to these matters. Each Member confirms that the Member has carefully reviewed this Agreement, has been advised by or has had the opportunity to be advised by independent legal counsel to the Member, and understands this Agreement.

11.3 **Governing Law.** Notwithstanding the fact that the Company may conduct business in states other than Minnesota, and notwithstanding the fact that some or all of the Unitholders may be residents of states other than Minnesota, this Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Minnesota.

11.4 **Articles of Organization**. The Articles of Organization are incorporated by reference and hereby made a part of this Agreement. If there is any conflict between the Articles of Organization and this Agreement, the provisions of this Agreement will govern to the extent not contrary to law.

11.5 **Exhibits; Schedules**. The exhibits and schedules attached to this Agreement are incorporated by reference and hereby made a part of this Agreement.

11.6 **Binding Effect**. This Agreement will be binding upon and inure to the benefit of the Members and Assignees, and their respective heirs, executors, administrators, personal representatives, successors and assigns.

11.7 **Severability**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

11.8 **Counterparts**. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one (1) copy hereof signed by the party to be charged.

11.9 **Additional Documents and Acts**. Each Member and Assignee agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

11.10 **No Third Party Beneficiary**. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other Person will have any rights, interest, or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

11.11 **Notices**. Any notice to be given or to be served by a Member or Assignee upon the Company in connection with this Agreement must be in writing and will be deemed to have been given when delivered personally or mailed to the Company at its registered office or its principal executive office or to the Company's President. Notice to a Member or Assignee will be deemed to have been given when (i) delivered personally to the Member or Assignee or (ii) deposited in the United States mail, postage prepaid and addressed to a Member or Assignee at the address most recently in the Company's records. At any time, by giving five (5) days' prior written notice to the Company, a Member or Assignee may designate another address in substitution of the foregoing address as the address to which notice is to be given.

11.12 **Headings and Titles**. Article and Section headings and titles are for descriptive purposes and convenience of reference only and will not control or alter the meaning of this Agreement as set forth in the text.

11.13 **Entire Agreement**. This Agreement is the final integration of the agreement of the parties with respect to the matters covered by it and supersedes any prior understanding or agreement, oral or written, with respect thereto.

11.14 **Gender, Etc**. Except where the context requires otherwise, the use of terminology of any of the masculine, feminine, or neuter genders will include all such genders, and the use of the singular number will include the plural and vice versa.

11.15 **Conflict with Other Agreements**. In the event that a Member or Assignee and such Member or Assignee's Units are subject to an agreement between a Member and the Company that places greater restrictions on such Member or Assignee, such Member or Assignee's activities, or the transfer of such Member or Assignee's Units or gives the Company greater rights with respect to such Member or Assignee's Units (a "More Restrictive Agreement"), to the extent of any conflict between this Agreement and such More Restrictive Agreement, the provision of the More Restrictive Agreement will control.

11.16 **Duties**. The Member, Officers, and Members shall not be required to exercise any particular standard of care, nor shall they owe any fiduciary duties to the Company or the other Members to the extent such duties may be eliminated or restricted by law. Such excluded duties, include, by way of example, without limitation, any duty of care (except with respect to intentional misconduct or a knowing violation of law), duty of loyalty, duty to exercise proper business judgment, duty to make business opportunities when available to the Company, and any other duty that is typically imposed upon corporate officers and directors, general partners or trustees. If any of these duties cannot be eliminated, they shall be restricted as much as permissible under the law. The Member shall not be held personally liable for any harm to the

Company or the other Members resulting from any acts or omissions attributed to him or her. Such acts or omissions may include, but are not limited to, any act of negligence, gross negligence, or recklessness. Any duty of good faith and fair dealing shall be met so long as the Member or Manager subject to the duty, exercises his, her, or its discretion in a manner that he, she, or it, believed to be reasonable at the time.

EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT, AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS AGREEMENT IS NOT MANIFESTLY UNREASONABLE.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

MEMBER: COMPANY:

                                                           THE GREG MILLER PROJECT, LLC

   

Gregory D. Miller   Gregory D. Miller, President

EXHIBIT A

"Act" means the Minnesota Revised Uniform Limited Liability Company Act (presently Minnesota Statutes Chapter 322C), as amended from time-to-time.

"Additional Member" means a Person who is admitted as a Member and issued a new Membership Interest in exchange for a new Capital Contribution to the Company.

"Advisory Commissioners" shall mean members appointed to serve on an Advisory Committee.

"Advisory Committee" shall mean an advisory committee established by the Voting Members pursuant to Section 3.7.

"Aggregate Distribution Amount" shall have the meaning set forth in Section 6.3 of the Agreement.

"Agreement" means this Operating Agreement, and all amendments, Exhibits, schedules and modifications hereto.

"Articles of Organization" means the Articles of Organization of the Company, originally filed with the Minnesota Secretary of State on November 17, 2017, and as the same may be amended from time to time.

"Assignee" means a transferee of a Membership Interest who has not been admitted as a Substitute Member.

"Capital Account" means the account of a Unitholder established and maintained in accordance with the provisions of Section 5.2 of the Agreement.

"Capital Contribution" means the total amount of cash and/or the agreed upon fair market value of property (net of liabilities to which the property is subject or which are assumed by the Company) that is contributed to the Company by any Member or all of the Members in the aggregate (including contributions by predecessor Members in the event of any Transfer).

"Class D Percentage Interest" means the percentage of the total outstanding Class D Units a Member (or Assignee as the case may be) owns.

"Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference to specific sections of the Code will be to the Section as it now exists and to any successor provision.

"Company" means The Greg Miller Project, LLC, a Minnesota limited liability company.

"Company Notice" shall have the meaning set forth in Section 8.3.(d) of the Agreement.

"Company Option" shall have the meaning set forth in Section 8.3.(d) of the Agreement.

"Discretionary Distribution" and "Discretionary Distributions" shall have the meanings set forth in Section 6.3.(b) of the Agreement.

"Dissolution Event" shall have the meanings set forth in Section 9.1. of the Agreement.

"Financial Rights" means the Member's right to share in the income, gain, receipt, loss, deduction, credit, and distribution as provided for in this Agreement, and any right to assign such rights as more fully set forth in this Agreement.

"Financial Rights Units" means the numerical representation of a Member's Financial Rights.

"Fiscal Year" shall have the meaning set forth in Section 7.2 of the Agreement.

"Governance Rights" means a Voting Member's right to vote with respect to the management of the Company.

"Governance Rights Units" means the numerical representation of a Member's Governance Rights.

"Initial Distributions" means the distributions provided for in Section 6.3.(a) of the Agreement.

"Member" means a member of the Company as named herein and any Additional Member or Substitute Member admitted pursuant to this Agreement.

"Membership Interest" or "Membership Interests" mean the interests and rights a Member has in the Company by virtue of being a Member hereof, all as provided in the Articles, this Agreement and the Act. In the case of Class A Units, Membership Interest shall include (a) Governance Rights and (b) the Financial Rights. In the case of Class B Units, Class C Units and Class D Units, Membership Interest shall include only Financial Rights.

"More Restrictive Agreement" has the meaning set forth in Section 12.14.

"Non-Preferred Distributions" means the distributions provided for in Section 6.3.(b)(2) of the Agreement.

"Officer" means any officer of the Company elected or appointed pursuant to Section 3.2.

"Percentage Interest" means the proportion of the Company's Financial Rights Units (regardless of class) owned by a Member, expressed as a percentage, and shall be determined by dividing the number of Financial Rights Units held by such Member by the total number of Financial Rights Units (regardless of class) held by all of the Members at the time of the determination. The Percentage Interests of each Member will be set forth on Exhibit B, as adjusted from time to time as required or permitted by the provisions of this Agreement.

"Person" means any natural person and any corporation, limited liability company, partnership, trust, association, or other legal entity.

"Preferred Distribution" or "Preferred Distributions" means the distribution(s) provided for in Section 6.3.(b)(1) of the Agreement.

"Promissory Note" shall have the meaning and be determined as set forth in Section 8.3.(f)(3) of the Agreement.

"Purchase Price" shall have the meaning and be determined as set forth in Section 8.3.(e) of the Agreement.

"Remaining Distribution Amount" means the remaining amount for distribution after the Initial Distributions as defined above.

"Option Interest" shall have the meaning set forth in Section 8.3.(d) of the Agreement.

"Seller" shall have the meaning set forth in Section 8.3.(a) of the Agreement.

"Seller Notice" shall have the meaning set forth in Section 8.3.(c) of the Agreement.

"Substitute Member" means an Assignee who has been admitted to the Company with all of the rights of membership in the Company pursuant to Section 8.3.(j) of the Agreement.

"Tax Distribution" and "Tax Distributions" shall have the meanings set forth in Section 6.3.(a) of the Agreement.

"Transfer" with respect to any Membership Interest, Financial Rights, Financial Rights Units, Governance Rights, or Governance Rights Units, (a) when used as a noun, means any sale, assignment, trade, transfer, bequest, encumbrance, pledge, hypothecation, gift or any other disposition, whether voluntary or involuntary, of all or any portion of a Membership Interest, Financial Rights, Financial Rights Units, Governance Rights, or Governance Rights Units, and (b) when used as a verb, means to sell, to assign, to trade, to transfer, to bequeath, to encumber, to pledge, to hypothecate, to give or in any other way to dispose of, whether voluntarily or involuntarily, all or any portion of a Membership Interest, Financial Rights, Financial Rights Units, Governance Rights, or Governance Rights Units.

"Triggering Event" shall have the meaning set forth in Section 8.3.(a) of the Agreement.

"Unit" or "Membership Unit" means the numerical representation of a Membership Interest. Units shall be separated between Class A Units, Class B Units, Class C Units and Class D Units, as more fully set forth in Section 4.1 of the Agreement.

"Voting Member(s)" means a Member or, as the case may be, Members, who holds

Governance Rights/Governance Rights Units and is entitled to vote in the management of the Company.

EXHIBIT B
Exhibit of Membership Interest as of July 20, 2018

Member Name and Address	Capital Contributions	Number of Class A Units	Voting Rights Percentage	Financial Rights Percentage
Gregory D. Miller 5289 Country Creek Court SE Rochester, MN 55902	Services rendered and to be rendered.	500,000	100%	100%
TOTAL		500,000		

EXHIBIT C

SECURITY CERTIFICATE

THIS CERTIFICATE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES OR BLUE SKY LAWS OF ANY STATE. THE HOLDER OF THIS CERTIFICATE, BY ITS ACCEPTANCE HEREOF, REPRESENTS THAT IT IS ACQUIRING THIS SECURITY FOR INVESTMENT AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF. ANY TRANSFER OF THIS CERTIFICATE OR ANY LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY IS SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT, SUBSCRIPTION AGREEMENT, AND OFFERING STATEMENT (ALL DEFINED BELOW) AND ANY APPLICABLE STATE OR FEDERAL SECURITIES LAWS.

Certificate Number _____ 　　　　　　　　　 _____ Class ____ Units

THE GREG MILLER PROJECT, LLC, a Minnesota limited liability company (the "Company"), hereby certifies that _____, a _____ resident (together with any assignee of this Certificate, the "Holder") is the registered owner of ____ Class ___ Units, which are only composed of _____ (the "Interests"). The rights, powers, preferences, restrictions and limitations of the Interests are set forth in the Operating Agreement dated _____, 2018 (the "Operating Agreement"), the Subscription Agreement executed by the Company and the Holder, dated _____, 2018 (the "Subscription Agreement"), and the Company's Form C Offering Statement (the "Offering Statement"). This Security Certificate and the Interests represented hereby are issued and shall in all respects be subject to the terms and provisions of the Operating Agreement and Subscription Agreement. By acceptance of this Security Certificate, and as a condition to being entitled to any rights and/or benefits with respect to the Interests evidenced hereby, the Holder is deemed to have agreed to comply with and be bound by all the terms and conditions of the Operating Agreement. The Company will furnish a copy of the Operating Agreement to the Holder without charge upon written request to the Company at its principal place of business.

This Security Certificate shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed as of the date set forth below.

Dated: _____, 2018 　　　　　　　 THE GREG MILLER PROJECT, LLC

　　　　　　　　　　　　　　　　　　　_____
　　　　　　　　　　　　　　　　　　　Gregory D. Miller, President

EXHIBIT D

PROMISSORY NOTE

$_____   Date

FOR VALUE RECEIVED, the undersigned, THE GREG MILLER PROJECT, a Minnesota limited liability company ("Borrower"), hereby promises to pay, to the order of _____, a _____ resident (herein sometimes called "Payee" and together with their successors and assigns, including each and every from time to time owner and holder of this Note, called "Holder"), the principal sum of _____ and ___/100 Dollars ($_____), together with interest upon the balance of principal remaining from time to time unpaid at a rate of three percent (3%) per annum, which interest shall begin accruing on _____. Principal and interest hereunder shall be paid in ten (10) equal semi-annual installments with the first payment due on _____ and subsequent payments due every six (6) months thereafter until _____, at which time any accrued interest and unpaid principal shall be payable in full. The amount of each monthly installment, inclusive of principal and interest, is _____and ___/100 Dollars ($_____). The aforedescribed installments are to be applied first to accrued interest and the remainder thereof to said principal sum.

Payments upon the Note shall be made in lawful money of the United States at such place as the Holder of this Note may, from time to time in writing appoint, provided that in the absence of such appointment, all payments hereon shall be made to _____.

The privilege is reserved to prepay the principal amount hereof in part on any specified payment date and in full, at any time without penalty. Any such prepayment shall be applied first to accrued interest and then to principal then outstanding.

As to this Note, the undersigned waives presentment, protest and demand, notice of protest, demand and dishonor and nonpayment of this Note.

This Note is to be governed by and construed according to the laws of the State of Minnesota.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be duly executed all on and as of the day and year first above set forth.

THE GREG MILLER PROJECT, LLC

By:_____

Its:_____

SCHEDULE 3.2

OFFICERS

President. Unless provided otherwise by a resolution adopted by the Voting Members, the President will: (i) have general active management of the day-to-day business of the Company; (ii) preside at meetings of the Voting Members (if any); (iii) see that all orders and resolutions of the Voting Members are carried into effect; (iv) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by this Agreement or the Voting Members to some other officer or agent of the Company; (v) maintain records of and certify proceedings of the Company; and (vi) perform such other duties as may from time to time be prescribed by the Voting Members.

Treasurer. Unless provided otherwise by a resolution adopted by the Voting Members, the Treasurer will: (i) keep accurate financial records for the Company; (ii) deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Members may designate from time to time; (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Voting Members, making proper vouchers therefore; (iv) disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Voting Members; (v) render to the Members, whenever requested, an account of all such officer's transactions as Treasurer and of the financial condition of the Company; and (vi) perform such other duties as may be prescribed by the Voting Members or the President from time to time.

Vice Presidents. The Vice President, if any, or Vice Presidents in case there be more than one, will have such powers and perform such duties as the President or the Voting Members may prescribe from time to time. In the absence of the President or in the event of the President's death, inability, or refusal to act, the Vice President, or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Voting Members, or, in the absence of any designation, in the order of their seniority, will perform the duties of the President, and, when so acting, will have all the powers of and be subject to all of the restrictions upon the President.

Secretary. The Secretary will attend all meetings of the Voting Members (if any) and will maintain records of, and whenever necessary, certify all proceedings of the Voting Members. The Secretary will: (i) keep the required records of the Company, when so directed by the Voting Members or other person or persons authorized to call such meetings; (ii) give or cause to be given notice of meetings of the Voting Members (if any); and (c) perform such other duties and have such other powers as the President or the Voting Members may prescribe from time to time.